N-SAR Attachment 77M for iShares, Inc.

On January 26, 2015, the iShares MSCI Russia Capped ETF, a series of iShares, Inc. (the “Successor Fund”), acquired all the net assets of the iShares MSCI Russia Capped ETF, which operated as the sole series of iShares MSCI Russia Capped ETF, Inc. (the “Predecessor Fund”), pursuant to a plan of reorganization approved by the shareholders of the Predecessor Fund on January 16, 2015 (the “Reorganization”). The results of the shareholder vote were 8,260,542 votes for the proposal, 29,095 votes against and 103,757 votes abstaining.

The U.S. Securities and Exchange Commission (“SEC”) staff expressed the view that, as a result of the Predecessor Fund being a series of iShares MSCI Russia Capped ETF Inc., the Predecessor Fund was not covered by the iShares exemptive relief that permits various iShares funds to operate as exchange-traded funds. The purpose of the Reorganization was to address the SEC staff’s concerns on a going forward basis. The Successor Fund has the same investment objective, investment strategy, index methodology, risks, policies and expenses as the Predecessor Fund.

In a tax-free exchange, each shareholder of the Predecessor Fund received shares of the Successor Fund in an amount equal to the aggregate net asset value of such shareholder’s Predecessor Fund shares, as determined before market open of business on January 26, 2015. Prior to the Reorganization, the Successor Fund had not yet commenced operations and had no assets or liabilities.   As a result of the Reorganization, the Successor Fund assumed the performance and accounting history of the Predecessor Fund.

iShares MSCI Russia Capped ETF, Inc., the registrant of the Predecessor Fund,  filed an application on January 26, 2015, requesting an order under section 8(f) of the Investment Company Act of 1940 declaring that it has ceased to be an investment company. The SEC granted such order on March 25, 2015.